Exhibit 99.4

Execution Version

ESCROW AND INDEMNIFICATION PROCEDURE AGREEMENT

This Escrow and Indemnification Procedure Agreement (this “Agreement”) is made as of the 27th day of April, 2006 among Florida East Coast Industries, Inc., a Florida corporation (“FECI”), Foxx Holdings, Inc., a Florida corporation and a wholly owned subsidiary of FECI (“Parent”), Armando Codina (“Codina”), C/Countyline, LLC, a Florida limited liability company (“CC”), and C/WDL, Ltd., a Florida limited partnership (“C/WDL” and together with Codina and CC, the “Contributors” with each being referred to herein as a “Contributor”) and SunTrust Bank, a Georgia banking corporation, as escrow agent (“Escrow Agent”).

WHEREAS, FECI, Parent and the Contributors have entered into that certain Agreement and Plan of Merger and Contribution dated as of January 5, 2006 (the “Merger and Contribution Agreement”), a copy of which is attached hereto as Exhibit A, pursuant to which the Contributors will receive, among other consideration, shares of common stock, no par value, of Parent (“Parent Stock”).

WHEREAS, pursuant to the terms of the Merger and Contribution Agreement, a portion of the shares of Parent Stock to be received by the Contributors is to be deposited into the escrow fund pursuant to this Agreement.

WHEREAS, unless otherwise specified herein, all capitalized terms used but not defined herein shall have the meanings provided in the Merger and Contribution Agreement, which meanings are incorporated herein by reference.

NOW, THEREFORE, in consideration of the premises and of the mutual provisions, agreements and covenants contained herein, the parties hereto agree as follows:

1. Escrow Shares

a. Delivery of Working Capital Escrow Shares and Indemnification Escrow Shares. At the Effective Time (as defined in Section 2.02 of the Merger and Contribution Agreement), Parent shall deposit in an account with the Escrow Agent 171,343 shares of Parent Stock equaling ten percent (10%) of the Initial Contribution Consideration (such shares, the “Initial Escrow Shares”, and such account, the “Escrowed Initial Shares Account”), with stock powers related thereto duly endorsed in blank. The Parent shall furnish to the Escrow Agent, at the time of deposit of the Initial Escrow Shares, a written notice stating that such shares shall be deposited in and shall initially constitute the Escrowed Initial Shares Account. The Escrow Agent shall be entitled to rely conclusively and without inquiry upon such written notice.

b. Delivery of the CC Escrow Shares. At the Effective Time, Parent shall deposit in an account with the Escrow Agent 706,581 shares of Parent Stock (the “CC Escrow Shares Account”), with stock powers related thereto duly endorsed in blank.

c. Delivery of the Additional Consideration Escrow Shares. At the Effective Time, Parent shall deposit in an account with the Escrow Agent 471,055 shares of Parent Stock (the “Additional Consideration Escrow Shares Account”), with stock powers related thereto duly endorsed in blank.

d. Delivery of the Red Road Escrow Shares. At the Effective Time, Parent shall deposit in an account with the Escrow Agent 117,763 shares (the “Red Road Shares”) of Parent Stock (the “Red Road Consideration Escrow Shares Account”), with stock powers related thereto duly endorsed in blank.

e. Additional Shares; Cash. In addition to the Escrowed Initial Shares Account, the CC Escrow Shares Account, the Additional Consideration Escrow Shares Account and the Red Road Consideration Escrow Shares Account (collectively, the “Escrow Accounts”), from time to time, Parent may deposit with the Escrow Agent additional shares of Parent Stock or other securities (including shares issued upon stock splits or stock dividends) issued in respect of the shares held in the Escrow Accounts in accordance with Section 7 hereof (such additional shares and securities, the “Additional Shares” and, collectively with the shares deposited at the Effective Time, the “Escrow Shares”). Parent may also, from time to time, declare and pay cash dividends and distributions in respect of the Escrow Shares (collectively, the “Dividends”) to be deposited with the Escrow Agent in accordance with Section 7 hereof (the “Escrow Cash” and together with the Escrow Shares, the “Escrow Fund”). Any shares of Parent Stock, other securities and cash issued or paid on or with respect to any Escrow Shares shall be deposited in the particular Escrow Account in which such Escrow Shares are held (e.g., Dividends paid upon shares of Parent Stock held in the Escrowed Initial Shares Account shall be deemed deposited in such account). Parent shall provide to the Escrow Agent written notice identifying with respect to which Escrow Shares such Parent Stock, other securities or cash is furnished, which notice shall accompany or precede delivery of such Parent Stock, other securities or cash to the Escrow Agent.

2. Rights to Escrow Fund. Except as expressly provided herein, neither the Contributors nor Parent shall have any right, title or interest in or possession of any of the Escrow Fund. As a result, (i) neither the Parent nor any Contributor shall have the ability to pledge, convey, hypothecate or grant a security interest in any portion of the Escrow Fund unless and until such assets have been disbursed to such party in accordance with this Agreement, and (ii) until disbursed pursuant to this Agreement, the Escrow Agent shall be in sole possession of the Escrow Fund and will not act or be deemed to act as custodian for any party for purposes of perfecting a security interest therein. The Escrow Fund shall be held as an escrow fund in accordance with the terms of this Agreement and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto.

3. Claims, Procedures and Payment from Escrowed Initial Shares Account. Shares of Parent Stock, cash and other securities, if any, in the Escrowed Initial Shares Account shall be held and disposed of by the Escrow Agent as follows:

a. Indemnification.

i) During the applicable survival periods as set forth in Article XI of the Merger and Contribution Agreement (the “Indemnification Survival Period”), Parent and/or FECI, if required by the Merger and Contribution Agreement initially to seek payment of an indemnifiable claim from the Escrowed Initial Shares Account and Initial Escrow Shares are available therefor, shall notify the Escrow Agent and Codina or his Permitted Successor (as defined below), on behalf of the Contributors, in writing of the details of any claim or demand for indemnification in respect of Damages or Tax Losses for which Parent and/or FECI claims it or any other Person (the “Indemnified Parties”) is entitled to indemnification (“Notice of Claim”) from the Contributors under the Merger and Contribution Agreement, subject to the limitations as set forth in Section 11.05 of the Merger and Contribution Agreement. In the event that a Notice of Claim is given by Parent and/or FECI after the date all assets in the Escrowed Initial Shares Account have been distributed, such Notice of Claim shall be delivered only to the Contributors. The Notice of Claim shall set forth the amount of Damages or Tax Losses suffered or, if such amount has not been liquidated prior to the first anniversary of the date of this Agreement (the “Escrowed Initial Shares Account Termination Date”), a good faith estimate of the amount which may be suffered, by the Indemnified Party and in the case of a Notice of Claim delivered by Parent and/or FECI after the date all assets in the Escrowed Initial Shares Account have been delivered to Parent and/or FECI in satisfaction of other indemnification claims, the amount to be paid by the Contributors. For purposes of this Agreement, “Permitted Successor” shall mean a successor representative of the Contributors appointed in accordance with Section 12.13 of the Merger and Contribution Agreement and set forth in a written notice to the Escrow Agent signed by Parent and the Contributors.

ii) Parent and/or FECI and Codina or his Permitted Successor, on behalf of the Contributors, agree to use good faith efforts to resolve amicably, as promptly as practicable, all indemnification claims, to respond to requests made by the other as promptly as is reasonably practicable under the circumstances and to provide each other with all information reasonably requested by the other to enable the other to assess the basis for any indemnification claim (or any objection to the assertion of such a indemnification claim), or the magnitude of any indemnification claim, asserted. Without limiting the foregoing, Codina or his Permitted Successor, on behalf of the Contributors, agrees to respond to Parent (with a copy to the Escrow Agent) in writing (with a copy to each Contributor) to any Notice of Claim (“Contributor Response Notice”) as promptly as is reasonably practicable under the circumstances, but in all events within twenty (20) days after receipt of the Notice of Claim, specifying either that (and the extent to which) the Contributors consent to the payment of such indemnification claim asserted in the Notice of Claim (an “Accepted Claim”) or that the Contributors object to the payment of such indemnification claim asserted in the Notice of Claim and stating its reasons therefor (a “Disputed Claim”).

iii) In the case of Accepted Claims, Parent and Codina or his Permitted Successor, on behalf of the Contributors, shall, if any assets remain in the Escrowed Initial Shares Account, deliver to the Escrow Agent, the Contributor

Response Notice setting forth such acceptance with respect to such indemnification claim (an “Accepted Claim Amount”) and setting forth the Market Value of a share of Parent Stock in accordance with Section 7(a) hereof. Within five (5) Business Days after receiving such Contributor Response Notice, the Escrow Agent shall deliver to Parent cash and shares of Parent Stock having an aggregate Market Value equal to the Accepted Claim Amount, the amount of Parent Stock and cash to be determined in accordance with Section 7(a) of this Agreement. If there are no assets remaining in the Escrowed Initial Shares Account, or if for any reason, the Escrowed Initial Shares Account is insufficient to pay in full the amount due to Parent, then the Contributors, in accordance with the terms of and subject to the limitations set forth in the Merger and Contribution Agreement, shall pay any such deficiency. The Escrow Agent shall be entitled to rely conclusively and without inquiry on any Contributor Response Notice with respect to the directions set forth therein, including but not limited to directions regarding the amount of cash or shares of Parent Stock required to be distributed. The Escrow Agent shall have no duty or obligation to determine whether any Notice of Claim, Contributor Response Notice or other notice or directions conform to the requirements of the Merger and Contribution Agreement.

iv) In the case of Disputed Claims, Parent and/or FECI and the Contributors shall use their respective best efforts to resolve, as promptly as practicable, such Disputed Claim. If the parties are unable to resolve a Disputed Claim within fifteen (15) Business Days after Parent and/or FECI receives the Contributor Response Notice announcing the objection, then either Parent and/or FECI or Codina and his Permitted Successor, on behalf of the Contributors, may submit the Disputed Claim to binding arbitration for settlement and resolution (“Arbitration”). Such Arbitration proceeding shall be conducted by final and binding arbitration before a panel of one arbitrator under the administration of the American Arbitration Association, and in Orlando, Florida or such other location mutually agreed to by the Parent and Codina and his successor, on behalf of the Contributors. The federal and state courts located in the United States of America are hereby given jurisdiction to render judgment upon, and to enforce, each arbitration award, and the parties hereby expressly consent and submit to the jurisdiction of such courts. During the pendency of such arbitration concerning which the Escrow Agent has received written notice, the Escrow Agent shall not make any distributions from the Escrowed Initial Shares Account. No later than five (5) Business Days following the final resolution of the Disputed Claim (whether by decision of the arbitrator, settlement or otherwise), Parent and Codina and his Permitted Successor, on behalf of the Contributors, shall, if any assets remain in the Escrowed Initial Shares Account, deliver a jointly executed letter directing the Escrow Agent regarding payment of such Disputed Claim (as ultimately determined by the arbitrator, settlement or otherwise) and setting forth the Market Value of a share of Parent Stock in accordance with Section 7(a) hereof, and the Escrow Agent shall make payment in cash and shares of Parent Stock in the ratio of the Market Value of the Parent Shares and cash then held in the Escrowed Initial Shares Account in accordance with that letter having an aggregate Market Value equal to the amount to be paid to Parent in accordance with such letter, all determined in accordance with Section 7(a) hereof; provided further, that to the extent that the Disputed Claim is resolved in the Contributors’ favor as set forth in such jointly executed letter, no distribution will be made to Parent and/or FECI with respect to the portion of the Disputed Claim resolved in the Contributors’ favor and such amount shall remain in the Escrowed Initial Shares Account until distribution is otherwise required hereunder. If there are no assets remaining in the Escrowed Initial Shares Account, or if for any reason, the Escrowed Initial Shares Account is insufficient to pay in full the amount due to Parent, then the Contributors, in accordance with the terms of and subject to the limitations set forth in the Merger and Contribution Agreement shall pay any such deficiency.

v) If Codina or his Permitted Successor fails to respond to the Notice of Claim on behalf of the Contributors within twenty (20) days following the receipt of the Notice of Claim, Parent and/or FECI and the Contributors shall be deemed to have agreed to the validity of the indemnification claim for the full amount thereof and to have consented to the payment thereof. In such case, if any assets remain in the Escrowed Initial Shares Account, Parent may send a letter to the Escrow Agent with a copy to Codina or his Permitted Successor stating such fact and the Escrow Agent shall rely on such letter conclusively and without further inquiry and shall deliver to Parent, within ten (10) Business Days after receipt of such notice, cash and shares of Parent Stock held in the Escrowed Initial Shares Account, having an aggregate Market Value equal to the amount set forth in the Notice of Claim, all as determined in accordance with Section 7(a) hereof. If there are no assets remaining in the Escrowed Initial Shares Account, or if for any reason, the Escrowed Initial Shares Account is insufficient to pay in full the amount due to Parent, then the Contributors, in accordance with the terms of and subject to the limitations set forth in the Merger and Contribution Agreement, shall pay any such deficiency.

b. Closing Working Capital Adjustments. In the event that, in accordance with Section 3.03(d) of the Merger and Contribution Agreement, Parent is entitled to the receipt of shares Parent Stock, Parent and Codina or his Permitted Successor, on behalf of the Contributors, shall, if any assets remain in the Escrowed Initial Shares Account, jointly execute a letter and send it to the Escrow Agent directing the Escrow Agent to release and distribute to Parent from the Escrowed Initial Shares Account (the “Working Capital Direction Letter”), a number of shares of Parent Stock determined in accordance with Section 3.03(d) of the Merger and Contribution Agreement (the “Share Payment”). The Escrow Agent shall rely on such letter conclusively and without further inquiry and shall release and distribute the Share Payment set forth in such letter to Parent within five (5) Business Days following its receipt of the Working Capital Direction Letter. If there are no assets remaining in the Escrowed Initial Shares Account, or if for any reason, the Escrowed Initial Shares Account is insufficient to pay in full the amount due to Parent, then the Contributors, in accordance with the terms of and subject to the limitations set forth in the Merger and Contribution Agreement, shall pay any such deficiency.

c. Other. In addition to the foregoing, the Escrow Agent may make distributions and release the assets from the Escrowed Initial Shares Account (i) at any time pursuant to and upon receipt by the Escrow Agent of a joint letter executed by Parent and Codina or his Permitted Successor, on behalf of the Contributors (any such letter a, “Direction Letter”), or (ii) thirty (30) days after receipt by the Escrow Agent of any order, judgment, or decree ordering the release of all or a specified portion of the Escrowed Initial Shares Account, accompanied by an opinion of counsel to the party receiving such distribution to the effect that such order, judgment or decree represents a final adjudication of the rights of the parties by a court of competent jurisdiction, and that the time for appeal from such order, judgment or decree has expired without an appeal having been noticed, filed or perfected (a “Final Order”).

d. Final Release and Pending Claims. Five (5) Business Days after the Escrowed Initial Shares Account Termination Date, the Escrow Agent shall release to the Contributors all shares of Parent Stock, cash and other securities held in the Escrowed Initial Shares Account. The Escrow Agent shall, however, retain in escrow after the Escrowed Initial Shares Account Termination Date an amount of cash and the number of shares of Parent Stock in the Escrowed Initial Shares Account (rounded up to the nearest whole share) having an aggregate Market Value (as of the Escrowed Initial Shares Account Termination Date) equal to the dollar amount of all Disputed Claims and indemnification claims for which the Escrow Agent has received a claim notice as provided herein and which have not been finally determined (“Pending Claims”). The dollar amount of any Pending Claim shall be calculated by Parent, using its good faith reasonable judgment of the maximum possible Damages or Tax Losses and shall be provided in writing to the Escrow Agent prior to the Escrowed Initial Shares Account Termination Date.

4. Payment from the CC Escrow Shares Account. Shares of Parent Stock, cash and other securities in the CC Escrow Shares Account shall be held and disposed of by the Escrow Agent as follows:

a. If the Contributors are entitled to receive the CC Consideration as set forth in Section I of Schedule D to the Merger and Contribution Agreement, during the period commencing on the Closing Date and ending on or before the fifth (5th) anniversary of the date of this Agreement (the “CC Escrow Period”), then the Parent shall deliver to the Escrow Agent a letter executed by the Parent directing the Escrow Agent to release all property held in the CC Escrow Shares Account to CC, with a copy of such letter to Codina or his Permitted Successor (the “CC Direction Letter”). Within ten (10) Business Days after the Escrow Agent’s receipt of the CC Direction Letter, the Escrow Agent shall release the CC Escrow Account to CC.

b. Immediately following the expiration of the CC Escrow Period if a CC Direction Letter has not been delivered to the Escrow Agent, the Escrow Agent shall, without any further action or notice, release to Parent all property held in the CC Escrow Shares Account (unless Codina or his Permitted Successor has, prior to such expiration submitted a letter to the Escrow Agent asserting in good faith that the possession of such account is subject to a dispute between the parties, in which case such account shall be released in accordance with a Direction Letter or pursuant to a Final Order).

c. In addition to the foregoing, the Escrow Agent shall release and distribute the assets held in the CC Escrow Shares Account at any time during the or CC Escrow Period pursuant to and upon receipt by the Escrow Agent of any Direction Letter.

5. Payment from the Additional Consideration Escrow Shares Account. Shares of Parent Stock, cash and other securities in the Additional Consideration Escrow Shares Account shall be held and disposed of by the Escrow Agent as follows:

a. If at any time and from time to time during the period commencing on the Closing Date and ending on or before the fifth (5th) anniversary of the date of this Agreement (the “Additional Consideration Escrow Period”), the Contributors are entitled to receive Additional Consideration in accordance with Section III of Schedule D of the Merger and Contribution Agreement, then Parent shall deliver to the Escrow Agent a letter with a copy of such letter to Codina or his Permitted Successor (an “Additional Consideration Direction Letter”) directing the Escrow Agent to deliver an appropriate number of shares of Parent Stock, as determined in accordance with the Merger and Contribution Agreement, together with any Additional Shares and Escrow Cash in respect thereof (all of which shall be set forth in such Additional Consideration Direction Letter) from the Additional Consideration Escrow Shares Account and, the Escrow Agent shall, within ten (10) Business Days after receipt of such Additional Consideration Direction Letter release the number of shares of Parent Stock together with any Additional Shares and Escrow Cash in respect thereof as specified in the Additional Consideration Direction Letter to Codina, or his Permitted Successor, on behalf of the Contributors.

b. Immediately following the expiration of the Additional Consideration Escrow Period, the Escrow Agent shall, without any further action or notice, release to Parent all shares of Parent Stock and assets held within the Additional Consideration Escrow Shares Account (other than those subject to a pending Additional Consideration Direction Letter or with respect to which Codina or his Permitted Successor has, prior to such expiration delivered a letter to the Escrow Agent asserting that the possession of such account is subject to a dispute between the parties, in which case such account shall not be released except in accordance with a Direction Letter or pursuant to a Final Order).

c. In addition to the foregoing, the Escrow Agent may release and distribute the assets held in the Additional Consideration Escrow Shares Account at any time during the Additional Consideration Escrow Period pursuant to and upon receipt by the Escrow Agent of any Direction Letter.

6. Payment from the Red Road Escrowed Shares Account. Shares of Parent Stock, cash and other securities in the Red Road Consideration Escrowed Shares Account shall be held and disposed of by the Escrow Agent as follows:

a. If at any time and from time to time during the period commencing on the date of this Agreement and ending on December 31, 2006 (the “Red Road Consideration Escrow Period”), the Contributors are entitled to receive Red Road Consideration in accordance with Section III of Schedule D of the Merger and Contribution Agreement, then Parent shall deliver to the Escrow Agent a letter with a copy of such letter to Codina or Permitted Successor (a “Red Road Consideration Direction Letter”) directing the Escrow Agent to deliver the Red Road Shares, together with any Additional Shares and Escrow Cash in respect thereof from the Red Road Consideration Escrow Account and, the Escrow Agent shall, within ten (10) Business Days after receipt of such Red Road Consideration Direction Letter release the number of shares of Parent Stock together with any Additional Shares and Escrow Cash in respect thereof as specified in the Red Road Consideration Direction Letter to Codina, or his Permitted Successor, on behalf of the Contributors.

b. Immediately following the expiration of the Red Road Consideration Escrow Period, the Escrow Agent shall, without any further action or notice, release to Parent all shares of Parent Stock and assets held within the Red Road Consideration Escrow Shares Account (other than those subject to a pending Red Road Consideration Direction Letter or with respect to which Codina or his Permitted Successor has, prior to such expiration delivered a letter to the Escrow Agent asserting that the possession of such account is subject to a dispute between the parties, in which case such account shall not be released except in accordance with a Direction Letter or pursuant to a Final Order).

c. In addition to the foregoing, the Escrow Agent may release and distribute the assets held in the Red Road Consideration Escrow Shares Account at any time during the Additional Consideration Escrow Period pursuant to and upon receipt by the Escrow Agent of any Direction Letter.

7. Distributions; Voting; Investment.

a. For the purposes of this Agreement, “Market Value” as to cash shall mean 100% of the amount of such cash and as to a share of Parent Stock shall mean the average closing price of Parent Stock on the NYSE (or other principal market on which Parent Stock is then traded over the twenty (20) trading days ending on the Business Day immediately prior to the date of any notice given under this Agreement to the Escrow Agent pursuant to which the Escrow Agent shall be obligated to distribute to any party Parent Stock, cash or other securities. If any distribution from an Escrow Account is in an amount equal to less than all of the property deposited in such Escrow Account, then, except as expressly provided otherwise herein, such distribution shall consist of a combination of Parent Stock and cash that bears the same proportion as the aggregate amount of the Parent Stock and cash in such Escrow Account, determined using the Market Value set forth in such notice pursuant to which such distribution is to be made.

b. Any Additional Shares and Dividends in respect of Escrow Shares that have not been released shall be added to the Escrow Fund in accordance with Section 1(d) above and become a part thereof.

c. The Escrow Shares, unless and until delivered to Parent pursuant to this Agreement, shall be registered in the respective names of the applicable Contributor, as notified to the Escrow Agent by Codina or his Permitted Successor on behalf of the Contributors, who shall be entitled to vote their respective Escrow Shares.

d. The Escrow Cash shall be invested and reinvested at the direction of Codina or his Permitted Successor, acting on behalf of the Contributors in (a) obligations issued or guaranteed as to interest and principal by the government of the United States or any agency or instrumentality thereof, (b) certificates of deposit, demand deposits, or the deposits of banks or trust companies that are members of the Federal Deposit Insurance Corporation, including the Escrow Agent, that have combined capital and surplus of at least $1 billion, (c) any repurchase agreement of a bank or trust company, including the Escrow Agent, organized under the United States or any state thereof and fully collateralized by obligations described in (a) above or, (d) the STI Classic U.S. Treasury Securities Money Market Fund. Any interest and other earnings paid on or with respect to any Escrow Cash shall be deemed to be deposited in the particular Escrow Account which generated such amounts. From the date hereof until otherwise directed in writing by Codina or his Permitted Successor, the Escrow Agent shall invest any cash portion of the Escrow Fund in the STI Classic U.S. Treasury Securities Money Market Fund. The Escrow Agent shall have no liability for any loss or diminution in the Escrow Fund resulting from investments made in accordance with the provisions of this Agreement. On or before the execution and delivery of this Agreement, each of the parties of this Agreement shall provide to the Escrow Agent a completed Form W-9 or Form W-8, whichever is appropriate. Notwithstanding anything to the contrary herein provided, the Escrow Agent shall have no duty to prepare or file any federal or state tax report or return with respect to the Escrow Fund or any income earned thereon.

8. Duties of, and Reliance by, the Escrow Agent.

To induce the Escrow Agent to act hereunder, it is further agreed that:

a. The Parent and the Contributors hereby appoint and engage the Escrow Agent, and by its execution hereof the Escrow Agent hereby agrees, to hold, invest and administer the Escrow Fund in accordance with the terms of this Escrow Agreement and represents that it has the legal power and authority to enter into this Escrow Agreement and perform its obligations hereunder. The Escrow Agent agrees that its documents and records with respect to the transactions contemplated hereby shall be available for examination by the authorized representatives of the Parent and the Contributors.

b. The Escrow Agent may act in reliance upon any writing, instrument or signature that it, in good faith, believes to be genuine, and may assume the validity and accuracy of any statement or assertion contained in such writing or instrument.

c. The Escrow Agent shall not be liable in any manner for the sufficiency or correctness as to form, manner of execution, or validity of any written instrument delivered to it, nor as to the identity, authority or rights of any person executing such written instrument.

d. The duties of the Escrow Agent shall be limited to compliance with the written terms of this Agreement and to delivery of the Escrow Fund in accordance with the terms hereof. In performing its duties under this Agreement, or upon the claimed failure to perform its duties, the Escrow Agent shall have no liability except for the Escrow Agent’s willful misconduct or gross negligence. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages. The Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein or in any notices given to it in accordance with the notice provisions of this Agreement. The Escrow Agent shall not be required to take notice of the Merger and Contribution Agreement and shall have no duty or responsibility to take any action pursuant to the terms thereof. The Escrow Agent shall have no liability with respect to the transfer or distribution of any funds effected by the Escrow Agent pursuant to wiring or transfer instructions provided to the Escrow Agent by any party to this Agreement. The Escrow Agent shall be entitled to seek the advice of legal counsel with respect to any matter arising under this Agreement and the Escrow Agent shall have no liability and shall be fully protected with respect to any action taken or omitted pursuant to the advice of such legal counsel. The Escrow Agent shall not be obligated to take any legal action or to commence any proceedings in connection with the Escrow Accounts, the Escrow Fund or this Agreement, or to appear in, prosecute or defend in any such legal action or proceedings.

e. The Escrow Agent is hereby authorized to rely, and shall be protected in relying, upon any written direction, request, waiver, consent, certificate or other paper or document furnished to it and signed by Parent or any Contributor, notwithstanding that such direction may be or appear to be in conflict with, or supplemental to, the terms of this Agreement.

f. The parties shall not require the Escrow Agent to resolve issues regarding the interpretation of the substantive provisions of this Agreement or any other agreement among the parties; rather, the parties intend only that the Escrow Agent hold the Escrow Fund in escrow and deliver the Escrow Fund pursuant to this Agreement.

9. Tax Matters. The Escrow Agent does not have any interest in the Escrow Fund deposited hereunder but is serving only as escrow holder and having only possession thereof. The Contributors shall be responsible for the payment of taxes related to the Escrow Fund and any income or interest earned on, or distribution of, the Escrow Fund. Any payments of income from the Escrow Fund shall be subject to withholding regulations then in force with respect to Taxes. For purposes of Taxes based on income, the applicable Contributor shall be treated as the owner of the Escrow Fund and that the applicable Contributor will report all income, if any, that is earned on, or derived from, the Escrow Fund as such Contributor’s income in the taxable year or years in which such income is properly includable and pay any taxes attributable thereto. Not later than 30 days after the date of this Agreement, the parties hereto will provide the Escrow Agent with all appropriate information to enable the Escrow Agent to report any interest or other income accrued hereunder pursuant to Internal Revenue Code Section 1099, including, without limitation, the interest of each Contributor in each Escrow Account. This Section 8 shall survive the termination of this Agreement or resignation of the Escrow Agent.

10. Right to Interplead.

If the parties, including the Escrow Agent, are in disagreement about the interpretation of this Agreement, or about the rights and obligations of the propriety of any action contemplated by the Escrow Agent under this Agreement, or if the Escrow Agent receives any conflicting demands or claims regarding any shares of Parent Stock, monies, instruments or documents delivered to or to be delivered by the Escrow Agent, the Escrow Agent may, but shall not be required to, file an action in interpleader to resolve any disagreement in a court of competent jurisdiction in Miami-Dade, Florida. In the event of a disagreement as described above, Escrow Agent shall also have the right, in addition to the rights described above and at the election of Escrow Agent, to tender into the registry or custody of any court having jurisdiction, all money and property comprising the Escrow Fund and may take such other legal action as may be appropriate or necessary, in the reasonable opinion of Escrow Agent. Upon such tender, the parties hereto agree that Escrow Agent shall be discharged from all further duties under this Agreement; provided, however, that the filing of any such legal proceedings shall not deprive Escrow Agent of its compensation hereunder earned prior to such filing and discharge of Escrow Agent of its duties hereunder. The Escrow Agent shall be indemnified for all costs, including without limitation reasonable attorneys’ fees and expenses (including but not limited to all fees and costs incident to any appeals that may result), in connection with any interpleader action, and shall be fully protected in suspending all or a part of its activities under this Agreement until a final and unappealable judgment or order in the interpleader action is received.

11. Liability of the Escrow Agent.

The Escrow Agent and its officers, directors, shareholders, affiliates, employees, successors and assigns shall not be liable for anything which they may do or refrain from doing in connection herewith or for the loss of any monies or other components of the Escrow Fund held by the Escrow Agent, provided that such party has not acted with willful, intentional or grossly negligent misconduct.

12. Termination of the Escrow Agent’s Duties and Liability.

Upon the Escrow Agent’s delivery of the entire Escrow Fund, the escrow established hereby shall terminate and the Escrow Agent shall thereafter be released of all duties, obligations and liabilities hereunder.

13. Indemnification of the Escrow Agent.

The parties hereto hereby jointly and severally agree to indemnify, defend and hold the Escrow Agent, each of its officers, directors, shareholders, affiliates, employees, successors and assigns, harmless from and against any causes of action, claims, counterclaims, demands, lawsuits, costs, expenses, obligations, damages and deficiencies, including interest, penalties and attorneys’ fees and paraprofessional fees and expenses (including those related to appeals), and all other expenses and liabilities of every kind and nature which the Escrow Agent or such persons may sustain or incur directly or indirectly in connection with this Agreement unless resulting from such person’s willful misconduct or gross negligence. The Escrow Agent shall be vested with a lien on the Escrow Fund deposited under this Agreement for the indemnification contemplated hereby, and the Escrow Agent shall have the right regardless of the instructions to hold the Escrow Fund until and unless its costs, expenses and attorneys’ fees are fully paid. This section shall survive the termination of the this Agreement and any resignation or removal of this Escrow Agent other than due to willful misconduct or gross negligence.

14. Resignation of the Escrow Agent.

The Escrow Agent may resign upon thirty (30) days prior written notice to Parent and the Contributors, and such resignation shall be effective on the date specified in the notice. Upon the delivery of the Escrow Fund by the Escrow Agent to a successor escrow agent appointed by the written agreement of Parent and the Contributors, the Escrow Agent shall be released from all liability and obligation hereunder. In the event Parent and Codina or his Permitted Successor, acting on behalf of the Contributors, fail to agree on a successor escrow agent within thirty (30) days after such resignation, the Escrow Agent shall be entitled to tender into the custody of any court of competent jurisdiction all assets then held by it hereunder and shall thereupon be relieved of all further duties and obligations under this Agreement. The Escrow Agent shall have no responsibility for the appointment of a successor escrow agent hereunder.

15. Escrow Agent Fees and Expenses.

The Escrow Agent shall be entitled to the compensation described on Exhibit B hereof for all services rendered hereunder and to reimbursement of reasonable out-of-pocket expenses incurred by it in the performance of its obligations hereunder as set forth in said Exhibit B. The Escrow Agent’s fees and expenses shall be a joint and several obligation of Parent and Contributors, provided, however, that solely as among Parent and Contributors shall be borne one-half by Parent and one-half by the Contributors.

16. Miscellaneous.

a. Notices. All notices, requests, consents and other communications required or permitted under this Agreement shall be in writing

(including electronic transmission) and shall be (as elected by the person giving such notice) hand delivered by messenger or courier service, or mailed (airmail if international) by registered or certified U.S. mail (postage prepaid), return receipt requested, addressed to:

if to Escrow Agent, to:

SunTrust Bank

Corporate Trust Division

225 East Robinson Street

Suite 250

Orlando, FL 32801

Attention: Gloria Reyes

Telephone No.: (407) 237-4240

Facsimile No.: (407) 237-5299

Email: Gloria.Reyes@Suntrust.com

if to FECI, to:	Florida East Coast Industries, Inc. One Malaga Street St. Augustine, FL 32084-1048 Attention: Heidi Eddins, Esq. Telephone No.: (904) 826-2398 Facsimile No.: (904) 826-2379

with a copy to:	Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, FL 33131 Attention: Ira Rosner Telephone No.: (305) 579-0844 Facsimile No.: (305) 579-0717

if to the Contributors, to:	Armando Codina 355 Alhambra Circle Suite 900 Coral Gables, Florida 33134 Facsimile No.: (305) 520-2400

with a copy to:	White & Case LLP 200 South Biscayne Boulevard Suite 4900 Miami, Florida 33131 Attention: K. Lawrence Gragg Telephone No.: (305) 995-5209 Facsimile No.: (305) 358-5744

or to such other address(es) as any party may designate by written notice complying with the terms of this Section. All such notices, requests, consents and other communications shall be deemed received on the date of receipt by the recipient thereof.

b. Acknowledgement of Action. The parties hereto acknowledge and agree that Codina or his Permitted Successor shall be the Contributors’ representative in connection with this Agreement and shall have complete and irrevocable authority act for and on behalf of the Contributors. Notwithstanding anything to the contrary provided in this Agreement, the Escrow Agent shall be entitled to rely conclusively and without further inquiry on any notice, direction or other action taken by Codina as constituting the action of the Contributors and the Escrow Agent shall not be required to take any notice of any direction, notice, or other communication provided by any Contributor other than Codina or his Permitted Successor.

c. Waiver and Modification. Except as otherwise provided herein, the waiver of any term, provision or condition of this Agreement shall be effective only if in writing and signed by the parties hereto, and then only in the specified instance and for the particular purpose for which it was given. No failure to exercise or any delay in exercising any right or power hereunder shall operate as a waiver thereof. No modification or amendment hereof shall be valid and binding unless it is in writing and signed by the parties hereto.

d. Binding Effect. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective administrators, executors, heirs, legal representatives, successors and assigns, whether so expressed or not.

e. Governing Law. This Agreement and all transactions contemplated by this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida without regard to the principles of conflict of laws that would cause the laws of another jurisdiction to apply.

f. Headings. The headings contained in this Agreement are for convenience of reference only, are not to be considered a part of the Agreement, and shall not limit or otherwise affect in any way the meaning or interpretation of this Agreement.

g. Severability. If any provision of this Agreement or any other agreement entered into pursuant hereto is contrary to, prohibited by or deemed invalid under applicable law or regulation, such provision shall be inapplicable and deemed omitted to the extent so contrary, prohibited or invalid, but the remainder hereof shall not be invalidated thereby and shall be given full force and effect so far as possible. If any provision of this Agreement may be construed in two or more ways, one of which would render the provision invalid or otherwise voidable or unenforceable and another of which would render the provision valid and enforceable, such provision shall have the meaning that renders it valid and enforceable.

h. Jurisdiction and Venue. To the extent that any dispute or claim arising hereunder cannot be settled by arbitration, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the transactions contemplated hereby or upon an arbitration award hereunder may be brought in the Circuit Court of the State of Florida, Miami-Dade County, and each of the parties hereby irrevocably consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 16(a) shall be deemed effective service of process on such party.

i. Entire Agreement; Assignment. This Agreement represents the entire understanding and agreement among the parties with respect to the subject matter hereof, and supersedes all other negotiations, understandings and representations (if any) made by and among such parties. The parties hereto acknowledge and agree that the Escrow Agent is not a party to the Merger and Contribution Agreement and shall not be required to take any notice thereof and shall have no duties or obligations thereunder. This Agreement shall not be assigned except by operation of the laws of inheritance or intestacy.

j. Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. The parties hereto acknowledge that facsimile signatures of this Agreement shall have the same force and effect as original signatures.

k. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING, COUNTERCLAIM OR OTHER LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO. EACH PARTY ACKNOWLEDGES THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE OTHER PARTIES TO ENTER INTO THIS AGREEMENT AND AGREES NOT TO SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

[the remainder of this page was intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

FOXX HOLDINGS, INC.

By:	/s/ Heidi J. Eddins
	Name:	Heidi J. Eddins
	Title:	Vice President & Secretary
Tax I.D. No. 20-4427296

FLORIDA EAST COAST INDUSTRIES, INC.

By:	/s/ Heidi J. Eddins
	Name:	Heidi J. Eddins
	Title:	Executive Vice President, Secretary & General Counsel
Tax I.D. No. 59-2349968

ARMANDO CODINA

/s/ Armando Codina
Armando Codina
Tax I.D. No. [Intentionally Omitted]

C/COUNTYLINE, LLC

By:	/s/ Kolleen O.P. Cobb
	Name:	Kolleen O.P. Cobb
	Title:	Vice President
Tax I.D. No. 20-4760736

C/WDL, LTD

By:	C/WDL, Inc., its general partner

By:	/s/ Kolleen O.P. Cobb
	Name:	Kolleen O.P. Cobb
	Title:	Vice President
Tax I.D. No. 65-0978263

SUNTRUST BANK, A GEORGIA BANKING CORPORATION, AS ESCROW AGENT

By:	/s/ Gloria Reyes
Name:	Gloria Reyes
Title:	Assistant Vice President

16